November 30, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:	Mara L. Ransom
Assistant Director

Re: Genie Energy Ltd.
Amendment No.3 to Form 10
Filed November 14, 2011
File No. 000-54486

Dear Ms. Ransom:

We are writing to respond to the comment raised in your letter to the Company dated November 23, 2011. The response below corresponds to the caption and number of the comment (which is reproduced below in bold).

Exhibit 99.1

Executive Compensation, page 46

Potential Post-Employment Payments, page 49

Securities and Exchange Commission
November 30, 2011

1.
We note your response to comment 5 in our letter dated November 4, 2011. Please confirm to us that in future filings, in addition to describing the types of payments to your named executive officers that will occur upon a termination or change-in-control, you will also provide quantitative disclosure with respect to the amount that will be paid to each named executive officer. In providing such disclosure, please assume that the triggering event took place on the last business day of your last completed fiscal year. See Instruction 1 to Item 402(j) of Regulation S-K.

Response: The Company confirms that in future filings, in addition to describing the types of payments to our named executive officers that will occur upon a termination or change-in-control, we will also provide quantitative disclosure with respect to the amount that will be paid to each named executive officer. In providing such disclosure, we will assume that the triggering event took place on the last business day of our last completed fiscal year.

Further, please note that in a telephone conversation with the Staff on November 23, 2011, the Staff noted that it cannot locate our original Confidential Treatment Request sent via Federal Express to the Staff on October 7, 2011 and delivered and signed for by D. Siefert on October 11, 2011.  The Confidential Treatment Request relates to the redacted Preferred Supplier Agreement between IDT Energy, Inc. and BP Energy Company, dated June 29, 2009 and attached as Exhibit 10.4 to Amendment No.1 to Form 10, filed October 7, 2011. On November 28, 2011, we re-sent the Confidential Treatment Request via Federal Express and it was delivered and signed for by S. Papa on November 29, 2011.

*           *           *

Securities and Exchange Commission
November 30, 2011

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claude A. Pupkin

Claude A. Pupkin
Chief Executive Officer

cc:  Charles Lee, Esq.
       Anthony Watson
       Robyn Manuel
       Dov Schwell, Esq.